UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT
PURSUANT TO SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

DYNAMIC GOLD CORP.
(Name of Registrant as Specified in its Charter)

Nevada	333-119823	98-1225287
(State or Other Jurisdiction of	(Commission File Number)	(IRS Employer Identification
Incorporation)		No.)

1610-675 West Hastings Street
Vancouver, British Columbia, V6B 1N2 Canada
(Address of principal executive office)

(604) 681-3131
(Registrant’s telephone number)

May 8, 2017

Dynamic Gold Corp.
1610-675 West Hastings Street
Vancouver, British Columbia, V6B 1N2 Canada

INFORMATION STATEMENT PURSUANT TO SECTION 14(f)
OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED, AND RULE 14f-1 PROMULGATED THEREUNDER

NOTICE OF CHANGE OF CONTROL AND COMPOSITION OF THE BOARD OF DIRECTORS

May 8, 2017

INTRODUCTION

This Information Statement is being furnished to stockholders of record as of May 4, 2017 (the “Record Date”) of the outstanding shares of common stock, par value $0.001 per share (“Common Stock”), of Dynamic Gold Corp., a Nevada corporation (“we”, “us”, “our” or the “Company”), pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder (“Rule 14f-1”). Section 14(f) of the Exchange Act and Rule 14f-1 require the mailing to our stockholders of record of the information set forth in this Information Statement in connection with an anticipated change in control and composition of our Board of Directors (the “Board”) other than at a meeting of our stockholders. Pursuant to Rule 14f-1, such change in majority control of the Board may not occur earlier than ten days after the later of the date of the filing of this Information Statement with the Securities and Exchange Commission (the “SEC”) or the date on which we mail this Information Statement to holders of record of our Common Stock on the Record Date. Accordingly, the change in control and composition of our directors pursuant to the Agreement (as defined herein) will not occur until at least 10 days following the mailing of this Information Statement. This Information Statement will be mailed on or about May 9, 2017 to our stockholders of record on the Record Date.

On April 4, 2017, Tim Coupland and Brian Game, the principal stockholders of the Company (“Sellers”), entered into a Stock Purchase Agreement (the “Agreement”) with Hartford International Retirement Network, Inc., a California corporation, (the “Buyer”), pursuant to which, among other things, Sellers agreed to sell to the Buyer, and the Buyer agreed to purchase from Sellers, a total of 5,185,000 shares of Common Stock of the Company of record and beneficially by Sellers (the “Purchased Shares”). The Purchased Shares represented approximately 52.1% of the Company’s issued and outstanding shares of Common Stock. In connection with the transactions contemplated by the Agreement, the Board appointed Lianyue Song, Aaron Schottelkorb and Fuming Lin to fill vacancies on the Company’s Board of Directors by the resignation of Mr. Tim Coupland, Mr. Brian Game and Mr. Edward Burylo except that such appointments will not become effective until at least 10 days following the mailing of this Information Statement.

THIS INFORMATION STATEMENT IS REQUIRED BY SECTION 14(f) OF THE SECURITIES EXCHANGE ACT AND RULE 14f-1 PROMULGATED THEREUNDER SOLELY IN CONNECTION WITH THE ANTICIPATED CHANGE IN MAJORITY CONTROL OF THE BOARD.

NO VOTE OR OTHER ACTION BY OUR STOCKHOLDERS IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT.

PROXIES ARE NOT BEING SOLICITED AND YOU ARE REQUESTED NOT TO SEND US A PROXY. YOU SHOULD READ THIS INFORMATION STATEMENT CAREFULLY, BUT ARE NOT REQUIRED OR REQUESTED TO TAKE ANY ACTION IN CONNECTION WITH THIS INFORMATION STATEMENT.

2

Change In Control; Directors and Executive Officers

Consummation of the purchase and sale of the Purchased Shares on the Closing Date pursuant to the Agreement effected a change of control of the Company, as the Buyer, using personal funds, acquired an aggregate of 5,185,000 shares, or approximately 52.1% of the Company’s 9,945,000 shares of Common Stock outstanding as of the Record Date. Currently, the Buyer is the Company’s majority, and controlling, stockholder. In connection with the transactions contemplated by the Agreement, the Board appointed Lianyue Song, Aaron Schottelkorb and Fuming Lin to fill vacancies on the Company’s Board of Directors caused by the resignations of Messer’s. Coupland, Game, and Burylo except that such appointments will not become effective until at least 10 days following the mailing of this Information Statement. On the Closing Date, the Board appointed Mr. Song as President/CEO/CFO and Mr. Lin as Secretary, effective as of the Closing Date. The Agreement further provides that, effective May 4, 2017, Tim Coupland, Brian Game and Edward Burylo resigned as officers of the Company and as members of the Board of Directors. The Board and the Company’s officers consist of the following persons, except that the appointments of the following persons to the Board will not become effective until at least 10 days following the mailing of this Information Statement:

Name	Age	Position

Lianyue Song 8832 Glendon Way Rosemead, California 91770	59	Director and President/CEO/CFO

Aaron Schottelkorb 8832 Glendon Way Rosemead, California 91770	40	Director

Fuming Lin 8832 Glendon Way Rosemead, California 91770	58	Director and Secretary

Each of the directors will serve until the next annual meeting of stockholders of the Company and until such director’s successor is elected and qualified or until such director’s earlier death, resignation or removal. The following is information concerning the business backgrounds of each of Mr. Song, Mr. Schottelkorb and Fuming Lin.

Lianyue Song. Mr. Lianyue Song was born in Jiangsu, China. Since 1976, from an ordinary small business owner to today’s business leader, Qiao Garden Group founder, Chairman and President, for the past 35 years. Mr. Song graduated from Renmin University of China, major in Journalism Professional Photography, and won the “Ten Outstanding Chinese Photographer” title in 1987. In 1989, he was resigned from Naval Air Force as a Lieutenant Commander and started his business and worked very hard to build this “Qiao Garden Business Empire”. Over 20 years, Mr. Lianyue Song has led Qiao Garden Group from scratch, from small to large, from weak to strong and successfully developed a commercial real estate based resort chain derived from the vacation health industry, the chain office industry, high-end dining industry and cultural media industry. In the meantime Mr. Song has studied EMBA graduate school at Shanghai Jiaotong University, also served as Vice President of the Federation of Chinese Associations of Southern California, Southern California Real Estate Association in United States, the Chief Planner and Producer of the global public offering of the “Chamber of Commerce” magazine, Vice President of Shanghai Chamber of Commerce, China Chamber of Commerce Executive Director and Vice President of the Chinese Private Entrepreneurs. In 2010, he was awarded “Chinese Outstanding Private Entrepreneurs”, “Chinese Economy One of Hundred Outstanding Figures”. He started the “Happy Senior Retirement Technology Network Incorporation nationwide since 2012 and now he is the Chairman and CEO of Hartford International Retirement Network, Incorporation in U.S.

Aaron Schottelkorb. Mr. Schottelkorb is an effective financial and tactical leader. From 2011 to 2016, he was a Vice-President/financial advisor/consultant with Western International Securities/NMS Capital Advisors, where he focused on small business, specializing in financial planning and tax advantaged strategies. His practice was based on long-term relationships, and utilized holistic strategic planning to efficiently and effectively meet the demands of his clients. From2014 to the present he has been a mortgage loan originator d/b/a as Delaware Pacific headquartered in Pasadena, California. Mr. Schottelkorb holds both a Series 7 and 66 Securities licence, a CA Life and Health Insurance Fixed & Variable Contracts License and CA Mortgage Loan Originator and Real Estate Broker License. Mr. Schottelkorb received a BA from Calvin College, Michigan and the Center for Medieval and Renaissance Studies, Keble College, Oxford University, England.

Fuming Lin. Mr. Fuming Lin was born in 1959 in China. From May 2012 to the present he worked as the director and deputy general manager and as a Vice-President of Shanghai Qiao Garden Real Estate Group Co., Ltd. From October 1999 to July 2013 he served as Deputy General Manager of Shanghai Dube International Commercial Building Co., Ltd. From December 1980 to October 1999 he served in Shanghai Zhongnan Rubber Factory as deputy secretary of the Communist Youth League, deputy chief of the personnel of the organization; general manager, assistant secretary and deputy secretary of the Party in Shuanglong Industrial Corporation. Mr. Lin graduated from Shanghai Industrial Government Party School in 1987, major in PGM, college degree.

Voting Securities of the Company

As of the Record Date, there were 9,945,000 shares of Common Stock of the Company issued and outstanding. Each share of Common Stock entitles the holder thereof to one vote on each matter that may come before a meeting of the stockholders.

Executive Compensation

The table below summarizes all compensation awarded to, earned by, or paid to our executive officers by any person for all services rendered in all capacities to us for the fiscal years ended June 30, 2016, 2015 and 2014.

Summary Compensation Table

Non-Equity
						Incentive	Nonqualified	All
				Stock	Option	Plan	Deferred	Other
Name and
Principal		Salary	Bonus	Awards	Awards	Compensation	Compensation	Compensation	Total
Position	Year	($)	($)	($)	($)	($)	($)	($)	($)
Tim Coupland
President,
Chief
Executive
Officer and
Director	2016	-	-	-	-	-	-	-	-
	2015	-	-	-	-	-	-	-	-
	2014	-	-	-	-	-	-	-	-
Edward
Burylo (1)
Inteirm Chief
Financial
Officer and
Director	2016	-	-	-	-	-	-	-	-
	2015	-	-	-	-	-	-	-	-
	2014	-	-	-	-	-	-	-	-
Yuri Berwick
Corporate
Secretary	2016	-	-	-	-	-	-	-	-
	2015	-	-	-	-	-	-	-	-
	2014	-	-	-	-	-	-	-	-
Brian Game
Director	2016	-	-	-	-	-	-	-	-
	2015	-	-	-	-	-	-	-	-
	2014	-	-	-	-	-	-	-	-
Robert Hall (2)
Former Chief
Financial
Officer and
Former
Director	2016	-	-	-	-	-	-	-	-
	2015	-	-	-	-	-	-	-	-
	2014	-	-	-	-	-	-	-	-

Note:
(1) Mr. Edward Burylo was appointed to the office of CFO of Dynamic on April 24, 2014.
(2) Mr. Robert Hall was appointed to the office of CFO of Dynamic on October 5, 2011 and resigned on April 24, 2014.

Outstanding Equity Awards

As of May 4, 2017, our directors and executive officers did not hold any unexercised options, stock that had not vested, or equity incentive plan awards.

Compensation of Directors

Our directors did not earn any compensation during the fiscal year ended June 30, 2016.

Employment Contracts and Termination of Employment or Change of Control

We have no plans or arrangements in respect of remuneration received or that may be received by our executive officers to compensate such officers in the event of termination of employment (as a result of resignation or retirement) or change of control transaction.

No retirement, pension, profit sharing, stock option or insurance programs or other similar programs have been adopted by us for the benefit of our employees.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth information as of the Record Date with respect to the beneficial ownership of Common Stock by (i) each person known by us to be the beneficial owner of more than 5% of our outstanding Common Stock after the Closing Date (ii) our current directors, (iii) each person who will become a director on or after the tenth day following our mailing of this Information Statement, (iv) each of newly named executive officers and (v) all of our newly named executive officers and directors as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. Except as indicated by footnote and subject to community property laws, where applicable, to our knowledge the persons named in the table below have sole voting and investment power with respect to all shares of Common Stock that are shown as beneficially owned by them. In computing the number of shares of Common Stock owned by a person and the percentage ownership of that person, any such shares subject to options and warrants held by that person that are exercisable as of the Record Date or that will become exercisable within 60 days thereafter are deemed outstanding for purposes of that person’s percentage ownership but not deemed outstanding for purposes of computing the percentage ownership of any other person. The percent of class is based on 9,945,000 shares of common stock issued and outstanding as of the date of this report. Unless otherwise indicated, the mailing address of each individual is c/o Dynamic Gold Corp., 8832 Glendon Way, Rosemead, California 91770.

Amount and
Nature of
Name and Address of		Beneficial		Percent
Beneficial Owner	Title of Class	Ownership		of Class

Current Directors

Tim Coupland	Common Stock	-0-
675 West Hastings St., Suite 1610
Vancouver, British Columbia V6B 1N2 Canada

Brian Game	Common Stock	-0-
675 West Hastings St., Suite 1610
Vancouver, British Columbia V6B 1N2 Canada

Edward Burylo
675 West Hastings St., Suite 1610	Common Stock	-0-
Vancouver, British Columbia V6B 1N2 Canada

Directors and Executive Officers – after Closing Date

Lianyue Song	Common Stock	5,185,000(1)	Indirect	52.1%

Aaron Schottelkorb	Common Stock	-0-

Fuming Lin	Common Stock	-0-

Hartford International Retirement Network, Inc.	Common Stock	5,185,000(1)		52.1%

Directors and officers as a group (3)	Common stock	5,185,000		52.1%

(1)	Mr. Song is the President and controlling shareholder of Hartford International Retirement Network, Inc, and as such Mr. Song has discretionary voting and investment authority over these shares.

Certain Relationships and Related Party Transactions

Except as set forth in the Agreement, there are no transactions since the beginning of our last fiscal year, or any currently proposed transaction, that would require disclosure pursuant to Item 404(a) of Regulation S-K.

Legal Proceedings

The Company is not aware of any legal proceedings in which any director, officer, or any owner of record or beneficial owner of more than 5% of any class of voting securities of the Company, or any affiliate of any such director, officer, affiliate of the Company, or security holder, or any person who will become a director upon completion of the transactions contemplated by the Agreement is a party, or any information that any such person is adverse to the Company or has a material interest adverse to the Company.

Compensation of Directors and Executive Officers and Other Matters

There are presently no plans or commitments with regard to such compensation or remuneration. The Company has no employee benefit plans or other compensation plans.

The Board of Directors will not adopt a procedure for stockholders to send communications to the Board of Directors until it has considered and reviewed the merits of several possible alternative communications procedures. The Company has no policy and does not presently intend to consider director candidates for election to the Board of Directors recommended by security holders, although that policy may be reconsidered in the future.

Compliance with Section 16(a) of the Securities Act of 1934

Section 16(a) of the Exchange Act requires the Company’s directors, executive officers and persons who own more than 10% of a registered class of the Company’s equity securities to file with the SEC initial reports of ownership and reports to changes in ownership of common stock and other equity securities of the Company. Officers and directors and greater than 10% shareholders are required by SEC regulation to furnish the Company with copies of all Section 16(a) forms they file. To the Company’s knowledge, based solely on a review of copies of such reports furnished to the Company during and/or with respect to the year ended June 30, 2016, the Company is not aware of any late or delinquent filings required under Section 16(a) of the Exchange Act in respect of Common Stock or other equity securities of the Company.

CORPORATE GOVERNANCE

The Board of Directors

As set forth in our Articles of Incorporation and Bylaws, all directors of the Company hold office until the next annual meeting of stockholders or until their successors have been duly elected and qualified. Other than as disclosed in this Information Statement, to the knowledge of the Company, are no agreements with respect to the election of directors. The Company’s executive officers serve at the discretion of the Board.

We do not believe that any current director qualifies as an “independent director” under the Nasdaq Stock Market’s listing standards, and that neither Messrs. Song, Schottelkorb or Mr. Lin will qualify as “independent directors” when they join the Board on the Schedule 14F-1 Information Statement Effective Date. Our Common Stock is traded on the OTC Markets, OTCQB under the symbol “DYGO”. The OTC Pink electronic trading platform does not maintain any standards regarding the “independence” of the directors for our Board and we do not believe we are subject to the requirements of any national securities exchange or an inter-dealer quotation system with respect to the need to have any and/or a majority of our directors be independent.

Code of Ethics

We have not adopted a written Code of Ethics at this time that applies to our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. Our Board of Directors are reviewing the necessity of adopting such a document given we are still in the start-up exploration stage and have limited employees, officers and directors.

Nominating Committee

We do not have a Nominating Committee. Since our formation we have relied upon the personal relationships of our President to attract individuals to our Board of Directors.

We do not have a policy regarding the consideration of any director candidates which may be recommended by our stockholders, including the minimum qualifications for director candidates, nor has our Board of Directors established a process for identifying and evaluating director nominees. We have not adopted a policy regarding the handling of any potential recommendation of director candidates by our stockholders, including the procedures to be followed. Our Board has not considered or adopted any of these policies as we have never received a recommendation from any stockholder for any candidate to serve on our Board of Directors. Given our relative size and lack of directors and officers insurance coverage, we do not anticipate that any of our stockholders will make such a recommendation in the near future. While there have been no nominations of additional directors proposed, in the event such a proposal is made, all members of our Board will participate in the consideration of director nominees.

Compensation Committee

We do not have a Compensation Committee. Our entire Board of Directors review and recommend the salaries, and benefits of all employees, consultants, directors and other individuals compensated by us.

Audit Committee

We do not have a standing Audit Committee. The functions of the Audit Committee are currently assumed by our Board of Directors.

WHERE YOU CAN FIND MORE INFORMATION

The Company is required to file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read, without charge, and copy, at prescribed rates, all or any portion of any reports, statements or other information in the files at the public reference room at the SEC’s principal office at 100 F Street NE, Washington, D.C., 20549. You may request copies of these documents, for a copying fee, by writing to the SEC. You may call the SEC at 1-800-SEC-0330 for further information on the operation of its public reference room. The Company’s filings will also be available to you on the SEC’s Internet website at http://www.sec.gov.

May 8, 2017

DYNAMIC GOLD CORP.
a Nevada corporation

By:/s/ Lianyue Song
Lianyue, President and CEO